Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                  Subject Company:  ISPSoft Inc.

                                                    Commission File No.333-65898

[GRAPHIC OMITTED]                                              PRESS RELEASE
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                    DSET Refocuses on IP Provisioning Market

                          Continues Support of Gateways

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Bridgewater, NJ - October 3, 2001 - (Nasdaq: DSET) - DSET Corporation today announced that it has restructured its organization to focus its efforts on the IP provisioning marketplace, while ensuring that the company can continue to provide technical-support as well as software-upgrade and business-rule change management services for the 30 competitive service providers (CSPs) that currently have DSET electronic-bonding gateway software in production.

The company released 60 people today as part of the restructuring.

DSET has an annual maintenance revenue stream in excess of $4 million from its gateway business and has assigned 15 engineers from its remaining staff to provide the support services mentioned above. This will significantly reduce the expenses and cash burn associated with the gateway business. The other 34 remaining DSET employees will mainly support the company's efforts to enter the IP provisioning market via the merger with ISPsoft, Inc. announced three months ago.

DSET currently has a value-added reseller agreement with ISPsoft. At the completion of the merger, the total employee headcount will be approximately 85 people.

Addressing the concerns of investors, Bill McHale, DSET's president, chief executive officer, and chairman of the board said, "We believe we made the right moves today to minimize cash burn, maintain the goodwill of our current customers, and focus on the substantial opportunities of the IP provisioning market.

"For our customers, in addition to technical support and changes to business rules precipitated by industry changes or by an RBOC, we will also support LSOG changes, ASOG flash cuts, changes in our software to remain current with a CSP's order management system, and upgrades to support changes made by the Number Portability Administrations Centers. We believe the headcount we have assigned is more than adequate to cover these maintenance services."

"We also plan to announce shortly a program that will enable a competitive service provider to deploy other gateways in a very affordable manner," McHale stated. "And then we plan to offer the opportunity to use IP Provisioning software at a very affordable

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price. We believe this will allow CSPs to sell and then easily provision VPNs with the necessary security and quality of service, IPsec with QoS, in their networks. This should help our customers generate more revenues at lower cost from their customers.

"As difficult as this timeframe is for all OSS software vendors and competitive service providers, we are confident in the future and are looking forward to once again having DSET return to profitability, as we had been for 29 consecutive quarters prior to the telecom meltdown last year."

About DSET

DSET Corporation is a leading supplier of electronic-bonding gateways and software solutions that automate the provisioning of Internet Protocol
(IP)-based services. DSET gateways enable communications providers to implement electronic Trading Partner Networks (TPNs). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET IP provisioning solutions facilitate the creation of virtual private networks (VPNs) and a variety of other services at a fraction of the cost and time of conventional provisioning methods. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.
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Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x


DSET Contacts:

Financial: Bruce Crowell, Chief Financial Officer, 908-526-7500 Ext. 1775,
           e-mail: bcrowell@dset.com

Media Relations: Dean Maskevich, Marketing Communications, 908-526-7500
                 Ext.1366, e-mail: dmaskevi@dset.com

Investor Relations: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                    e-mail: westfieldir@worldnet.att.net


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DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.

Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding its proposed combination with ISPSoft Inc. because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.

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